02035849

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

PE
5-1-02

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated May 15, 2002 announcing Transgene's financial results for the quarter ended March 31, 2002.

Wednesday May 15, 8:00 am Eastern Time

Press Release

SOURCE: Transgene

Transgene Announces First Quarter Financial Results

STRASBOURG, France, May 15 /PRNewswire-FirstCall/ -- Transgene (Nasdaq: TRGNY; Nouveau Marche: TRANSGENE) today announced its financial results for the first quarter ended March 31, 2002.

Transgene reported a net loss of euro 4.8 million (US $4.2 million) in the first quarter of 2002, compared to a net loss of euro 5.5 million (US $4.9 million at the then prevailing exchange rate) in the first quarter of 2001. This reflects a decrease in operating expenses resulting from the 2001 restructuring plan as well as the impact of ongoing cost control measures. Transgene had total revenues of euro 0.1 million (US $0.1 million) in the first quarter of 2002, compared to euro 0.6 million (US $0.5 million at the then prevailing exchange rate) for the same period in 2001. Due to a delay in finalizing the extension of our collaboration with the Association Francaise contre les Myopathies (AFM), we did not receive any revenues from AFM during the 2002 quarter, as compared with euro 0.5 million that we received from AFM in the 2001 quarter.

Cash and cash equivalents at March 31, 2002 totaled euro 66.6 million (US $58.0 million).

Transgene's key events during this quarter were as follows :

-- Transgene initiated several additional clinical trials :

-- Three Phase II trials of its MVA-Muc1-IL2 vaccine candidate for the treatment of three different cancer indications : breast, lung and prostate. Transgene expects to initiate an additional Phase II trial of this vaccine candidate later this year for the treatment of renal cell carcinoma.

-- One Phase II trial of its immunotherapeutic MVA-HPV-IL2 vaccine candidate for the treatment of high grade cervical displasia. Two other Phase II clinical trials, for the treatment of cervical cancer and vulvar displasia were initiated in the previous quarter

-- One Phase I trial of its Ad-IFNg immunotherapeutic product candidate to evaluate the tolerance and safety of Ad-IFNg in patients with cutaneous lymphoma. All patients were treated at the first dose level during the quarter and the second dose level was initiated in April.

-- Transgene continued its Phase I clinical trial of its Ad-IL2 product candidate to evaluate the tolerance and safety of repeated intratumoral administration of Ad-IL2 in patients with melanoma or other solid tumors. During the first quarter, all patients were enrolled and treated at the fourth dose level. Transgene expects that administration of the fifth and final dose level will begin during the second quarter.

"During the first quarter, our development efforts led to the successful launch of several clinical trials for our anti-cancer product candidates," stated Gilles Belanger, chief executive officer. "As previously announced, Jean-Francois Carmier will succeed me as CEO of Transgene on June 1st, when I will assume new responsibilities within the bioMerieux Group. I am confident that Jean-Francois, with his strong pharmaceutical and industrial experience, will be able to lead Transgene through its upcoming challenge of bringing its product candidates to the market as quickly as possible. I have enjoyed the exciting time I have had at Transgene and appreciate the opportunity I have had to contribute to its achievements. I wish the company's teams continued success in the future."

Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and synthetic vectors.

This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may not enter into or receive payments under collaborations when it expects, if at all, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

Condensed Consolidated Balance Sheet

(Unaudited - US GAAP)
(Amounts in thousands)

	March, 31		December 31,*
	2002	2002	2001
	US$	Euro	Euro
ASSETS			
Cash and cash equivalents	58,040	66,582	71,810
Other current assets	3,069	3,522	4,071
Total current assets	61,109	70,104	75,881
Property, plant and equipment, net	7,831	8,983	9,152
Other assets	1,174	1,347	1,382
Total assets	70,114	80,434	86,415
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	3,747	4,299	6,175
Total long-term liabilities	6,391	7,332	6,612
Total shareholders' equity	59,976	68,803	73,628
Total liabilities and shareholders' equity	70,114	80,434	86,415

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on March 29, 2002, which was US $ 1.00 = euro 0.8717

* audited

Condensed Consolidated Statement of Operations

(US GAAP) (Amounts in thousands except share and per share data)	Three months ended March 31, (unaudited)		
	2002 US$	2002 Euro	2001 Euro
Revenues			
Revenues from collaborative and licensing agreements	72	83	90
Grants received for research and development	0	0	516
Total revenues	72	83	606
Operating expenses			
Research and development	(4,392)	(5,038)	(5,899)
General & administrative	(391)	(448)	(577)
Total operating expenses	(4,783)	(5,486)	(6,476)
Loss from operations	(4,711)	(5,403)	(5,870)
Interest and other income, net	522	598	334
Income tax benefit	0	0	0
Net loss	(4,189)	(4,805)	(5,536)
Loss per ordinary share	(0.42)	(0.48)	(0.95)
Weighted average number of shares outstanding	10,055,760	10,055,760	5,846,491
Loss per ADS (American Depositary Share)	(0.14)	(0.16)	(0.32)
Weighted average number of ADSs outstanding	30,167,280	30,167,280	17,539,473

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on March 29, 2002, which was US $ 1.00 = euro 0.8717

SOURCE: Transgene

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2002

Transgene S.A.

By: ______________________

Paul Bikard

Chief Financial Officer